Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We conduct all of our operations through our subsidiary in Japan, BloomZ Japan. BloomZ Japan is an audio producing and voice actor managing company, which aims to promote voice acting to the world stage, as an essential component of animation and an aspect of Japanese culture. Since our inception in 2017, we have been devoting ourselves to providing audio production services as well as voice acting educational services to Japanese youth who wish to become professional voice actors.

COVID-19 Affecting Our Results of Operations

While our business was not materially affected by the COVID-19 pandemic during the six months ended March 31, 2024 and 2023 and during the fiscal year ended September 30, 2023, it was substantially and adversely affected during the fiscal years ended September 30, 2022 and 2021. The COVID-19 pandemic adversely impacted Japan between the beginning of 2020 and the first half of 2023. During such period, the Japanese government issued several Declarations of Emergency, requesting the closing of non-essential activities and businesses across the country as a preemptive safeguard against the spread of COVID-19. This situation adversely impacted businesses across the country, particularly in the education and entertainment fields in which we operate.

Audio Production

During the fiscal years ended September 30, 2022 and 2021, many of the orders for audio production services we had received were postponed, due to the cessation of the entirety of animation production projects in compliance with the government COVID-19 policies. In addition, the progress of a few audio productions was delayed, as some of our collaborating voice actors were infected with COVID-19. Our audio production business was not materially affected by the COVID-19 pandemic during the six months ended March 31, 2024 and 2023 and during the fiscal year ended September 30, 2023, because fewer orders for audio production services were postponed, as fewer animation production projects were deferred or canceled compared to the fiscal years ended September 30, 2022 and 2021. However, the revenue generated from the audio production business during the fiscal year ended September 30, 2023 nevertheless decreased by 46.9% compared to the fiscal year ended September 30, 2022, due to a reason unrelated to the COVID-19 pandemic. The decrease was mainly because we were devoting ourselves to several large projects that are expected to take a few years to complete during the fiscal year ended September 30, 2023, and thus, fewer revenue-generating projects were completed during such period compared to the fiscal year ended September 30, 2022. The revenue generated from the audio production business during the six months ended March 31, 2024 increased compared to the same period in the prior year.

VTuber Management

The infection due to COVID-19 of our affiliated VTubers significantly affected the streaming schedule during the fiscal year 2022. In addition, offline events featuring our affiliated VTubers we planned to hold and expected to significantly contribute to the revenue were canceled in the fiscal year 2022, either in compliance with the government COVID-19 policies or due to the infection of our affiliated VTubers. Since fewer of our affiliated VTubers were infected with COVID-19 and most of our infected affiliated VTubers had recovered from COVID-19, the streaming schedule during the six months ended March 31, 2024 and 2023 and during the fiscal year 2023 was not significantly affected as it was during the fiscal year 2022. Consequently, during the six months ended March 31, 2024 and 2023 and during the fiscal year ended September 30, 2023, the number of VTubers available for live streaming increased, which led to higher advertisement revenue, and thus, the revenue generated from the VTuber management business significantly increased.

Voice Actor Workshops

Our physical voice actor workshops were frequently canceled, in compliance with the government policies during the fiscal years ended September 30, 2022 and 2021, due to the COVID-19 pandemic. While our voice actor workshop business was not materially affected by the COVID-19 pandemic during the six months ended March 31, 2024 and during the fiscal year ended September 30, 2023, as no physical voice actor workshops were canceled during these periods, the revenue generated from the voice actor workshop business decreased compared to the same period in the prior year. The decrease is primarily because the Company focused on the operation of the VTuber management business rather than the recruitment of members for the voice actor workshops during the six months ended March 31, 2024 and during the fiscal year ended September 30, 2023.

The extent of any future impact of the COVID-19 pandemic on our business is still highly uncertain and cannot be predicted as of the issuance date of this unaudited interim report. Any potential impact to our operating results will depend, to a large extent, on future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities to contain the spread of the COVID-19 pandemic, almost all of which are beyond our control.

Key Operating Metrics

In assessing the performance of our businesses, we review and focus on our key financial performance indicators — revenue, gross profit and gross margin, and operating income and operating margin.

Revenue

Revenue includes the proceeds from the audio production business, the VTuber management business, and the voice actor workshop business, whereas the cost of goods sold primarily includes the labor outsourcing costs incurred in delivering revenue.

Operating Profit and Operating Margin

Operating profit is the difference between our revenue and cost of revenue, selling, general, and administrative (“SG&A”) expenses, and depreciation and amortization. Operating margin is the operating profit expressed as a percentage of revenue.

Results of Operations

Comparison of Results of Operations for the Six Months Ended March 31, 2024 and 2023

The following table sets forth our statements of operations for the six months ended March 31, 2024 and 2023:

	Six Months Ended March 31,				Change (2024 vs. 2023)
(in thousands, except change % data)	2024($)	2024(¥)	2023($)	2023(¥)	$	¥	YoY %
Revenue
Audio production and talent management business	361	54,650	259	39,227	102	15,423	39.3%
Internet business	391	59,083	126	19,073	265	40,010	209.8%
Workshop business	13	2,040	17	2,548	(4)	(508)	(19.9)%
Distributions from investments	44	6,604	8	1,281	36	5,323	415.5%
Total Revenue	809	122,377	410	62,129	399	60,248	97.0%
Costs and Expenses
Cost of revenue	541	81,850	312	47,122	229	34,728	73.7%
Selling, General and Administrative Expenses	346	52,274	130	19,662	216	32,612	165.9%
Depreciation and amortization	44	6,635	26	3,882	18	2,753	70.9%
Total Costs and Expenses	931	140,759	468	70,666	463	70,093	99.2%
Operating Loss	(122)	(18,382)	(58)	(8,537)	(64)	(9,845)	115.3%
% of revenue	(15.1)%	(15.0)%	(14.1)%	(13.7)%
Interest income (expense), net	(1)	(92)	(5)	(683)	4	591	(86.5)%
Other income (loss)	-	58	1	80	(1)	(22)	(27.5)%
Loss before income tax	(123)	(18,416)	(62)	(9,140)	(61)	(9,276)	101.5%
Income tax expense	-	-	-	-	-	-	0.0%
Net Loss	(123)	(18,416)	(62)	(9,140)	(61)	(9,276)	101.5%

Revenue

Revenue increased by ¥60,248 thousand ($399 thousand) or 97.0% to ¥122,377 thousand ($809 thousand), primarily due to the following factors:

●	Revenue from audio production and talent management business increased by ¥15,423 thousand ($102 thousand), or 39.3%, to ¥54,650 thousand ($361 thousand) during the six months ended March 31, 2024. The increase was mainly due to strong orders for audio production and the start of deliveries for animation production, for which orders were received in the previous fiscal year.

●	Revenue from the internet business significantly increased by ¥40,010 thousand ($265 thousand), or 209.8%, to ¥59,083 thousand ($391 thousand) during the six months ended March 31, 2024. The increase was mainly due to the release of a novel game featuring a well-known VTuber;

●	Revenue from workshop business decreased by ¥508 thousand ($4 thousand), or 19.9%, to ¥2,040 thousand ($13 thousand) during the six months ended March 31, 2024. The decrease was mainly because the Company focused on the operation of the VTuber management business rather than the recruitment of members for the voice actor workshops and, thus, the number of new students enrolled in the workshop decreased; and

●	Revenue from distribution from investments increased by ¥5,323 thousand ($36 thousand), or 415.5%, to ¥6,604 thousand ($44 thousand) during the six months ended March 31, 2024. The increase was mainly due to an increase in the number of investments in animation production. In addition, the animation production committee the Company invested in during the six months ended March 31, 2024 had strong earnings.

Cost of Revenue

Total cost of revenue increased by ¥34,728 thousand ($229 thousand), or 73.7%, to ¥81,850 thousand ($541 thousand), reflecting the change in the direct costs associated with the fluctuation in revenue.

SG&A Expenses and Depreciation and Amortization Expenses and Operating Margin

Total selling, general, and administrative, or SG&A, expenses increased by ¥32,612 thousand ($216 thousand), or 165.9%, to ¥52,274 thousand ($346 thousand), primarily due to the following factors:

●	Higher salary expenses due to the additional employees hired during the six months ended March 31, 2024.

●	Higher commissions fees that resulted from higher sales from the internet business.

Depreciation and amortization expenses increased by ¥2,753 thousand ($18 thousand), or 70.9%, to ¥6,635 thousand ($44 thousand), primarily due to the additional joint investments the Company acquired during the six months ended March 31, 2024.

Operating loss increased by ¥9,845 thousand ($64 thousand), or 115.3%, to an operating loss of ¥18,382 thousand ($122 thousand) during the six months ended March 31, 2024 from an operating loss of ¥8,537 thousand ($58 thousand) during the six months ended March 31, 2023. Operating margin decreased from a loss of 13.7% to a loss of 15.0%.

Interest Expenses, Net

Net interest expenses decreased by ¥591 thousand ($4 thousand), or 86.5%, to ¥92 thousand ($1 thousand), mainly because the ¥200,000 thousand loan that the Company borrowed from CyberStep in January 2023 was repaid in June 2023.

Other Income/Expenses, net

Other income was ¥58 thousand ($0.4 thousand), primarily consists of income received from the short-term loan receivable and consumption taxes paid.

Net Loss

As a result, net loss was ¥18,416 thousand ($123 thousand) during the six months ended March 31, 2024 compared to a net loss of ¥9,140 thousand ($62 thousand) during the six months ended March 31, 2023.

Cash Flows/Liquidity

As of March 31, 2024 and 2023, we had cash of ¥29,070 thousand ($192 thousand) and ¥59,955 thousand ($396 thousand), respectively. Liquidity is a measure of our ability to meet potential cash requirements. We generally funded our operations with cash flow from operations and, when needed, with borrowings from Japanese financial institutions or capital injections from our principal shareholders. Our principal uses for liquidity have been to fund media rights bids for animation projects in our audio production business and for daily operations and working capital. We expect that our cash and cash equivalents will be sufficient to fund our operating expenses and cash obligations for the next 12 months; however, our ability to continue as a going concern depends upon our ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

	(in 1,000 JPY)
	Six Month Ended March 31,
	2024	2023
Cash flows from operating activities:
Net loss	¥(18,416)	¥(9,140)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6,635	3,882
Interest expense	—	647
Interest income	—	(80)
Changes in Operating Assets and Liabilities:
Accounts Receivable	(7,751)	(7,827)
Prepaid expenses and other current assets	(4,450)	(1,855)
Deferred costs	(18,308)	871
Accounts payable and accrued expenses	17,898	(2,943)
Other current liabilities	87,428	25,181
Net cash provided by operating activities	63,036	8,736
Cash flows from investing activities:
Purchase of intangible assets – participation rights	(79,950)	—
Payment for short-term loan receivable	—	(35,640)
Net cash used in investing activities	(79,950)	(35,640)
Cash flows from financing activities
Repayments of long term debt	(1,020)	(1,020)
Repayment of lease liabilities	(1,600)	(1,610)
Payment of deferred offering costs	(41,351)	(44,581)
Proceeds from a loan from related party	30,000	200,000
Proceeds from cash issuance of shares	—	33,500
Net cash (used in)/provided by financing activities	(13,971)	186,289
Net (decrease)/increase in cash and cash equivalents	(30,885)	159,385
Cash and cash equivalents at beginning of period	59,955	65,480
Cash and cash equivalents at end of period	¥29,070	¥224,865

Supplemental disclosures of cash flow information:
Cash paid for interest	92	36
Cash paid for income taxes	-	6,510

Operating Activities

Net cash generated by operating activities increased from ¥8,736 thousand ($58 thousand) during the six months ended March 31, 2023 to ¥63,036 thousand ($413 thousand) during the six months ended March 31, 2024, primarily due to the increase in deferred revenue.

Investing Activities

Net cash used in investing activities increased from ¥35,640 thousand ($236 thousand) during the six months ended March 31, 2023 to ¥79,950 thousand ($529 thousand) during the six months ended March 31, 2024, mainly due to higher spending related to the acquisition of joint investments during the six months ended March 31, 2024.

Financing Activities

Net cash provided by financing activities decreased from a cash inflow of ¥186,289 thousand ($1,232 thousand) during the six months ended March 31, 2023 to a cash outflow of ¥13,971 ($92 thousand) during the six months ended March 31, 2024, primarily due to the reduction in the amount of loan proceeds the Company received from a related party during the six months ended March 31, 2024.

Debt

The Company’s borrowings as of March 31, 2024 and September 30, 2023, including short-term and long-term positions, consisted of the following:

			Yen in thousands
			As of March 31,	As of September 30,
	Interest Rate	Maturity	2024	2023
Term loan with Japan Finance Corporation	1.36%	30-Jun-29	¥12,750	¥13,770
Total long-term debt			12,750	13,770
Current portion of long-term debt, net of debt issuance costs			(2,040)	(2,040)
Long-term debt, excluding current portion, net of debt issuance costs			¥10,710	¥11,730

Contractual Obligations and Commitments

	As of March 31, 2024
	Payments due by period:
Yen in thousands	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Long-term debt principal payments	¥12,750	¥2,040	¥6,120	¥4,080	¥510
Operating lease payments	1,174	1,174	—	—	—
Total	¥13,924	¥3,214	¥6,120	¥4,080	¥510

Critical Accounting Polices and use of Estimates

Basis of Presentation

The accompanying financial statements appearing elsewhere in this prospectus are presented in Japanese yen, the currency of the country in which the Company is incorporated and primarily operates. The accompanying financial statements are prepared in accordance with U.S. GAAP.

Going Concern

The Company had a loss of ¥18,416 thousand, ¥15,796 thousand and a profit of ¥241 thousand for the six months ended March 31, 2024 and the fiscal years ended September 30, 2023 and 2022, respectively. The operating income and loss resulted in an accumulated deficit of ¥34,905 thousand, ¥16,489 thousand and ¥693 thousand as of March 31, 2024, September 30, 2023 and 2022, respectively.

The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon the Company’s ability to attract and retain revenue generating customers, acquire new customer contracts, and secure additional financing.

The Company may consider obtaining additional financing in the future through the issuance of the Company’s Ordinary Shares, other equity or debt financings, or other means. The Company, however, is dependent upon its ability to obtain new revenue generating customer contracts, secure equity and/or debt financing and there are no assurances that the Company will be successful. The financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the reporting date, and the reported amounts of revenue and expense during the reporting period. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future and include, but are not limited to, useful lives of property and equipment, deferred costs, and valuation allowance against net deferred tax assets. Actual results could differ from those estimates.

Revenue Recognition

The Company applies ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented in the financial statements. To determine the appropriate amount of revenue to be recognized in accordance with ASC 606, the Company follows a five-step model as follows:

1 — Identification of the contract with a customer

2 — Identification of the performance obligation in the contract

3 — Determination of the transaction price

4 — Allocation of the transaction price to the performance obligation in the contract

5 — Recognition of revenue when, or as, a performance obligation is satisfied

The Company’s revenue is primarily derived from audio production and provision of talent management business, internet business, and workshop business. The Company assesses the contract term as the period in which the parties to the contract have enforceable rights and obligations. Customer contracts are generally standardized and non-cancellable for the duration of the stated contract term. Consumption taxes collected and remitted to tax authorities are excluded from revenue.

The Company may use third-party vendors to provide certain goods or services to its customers. The Company evaluates those relationships to determine whether revenue should be reported gross or net. The Company recognizes revenue on a gross basis where it acts as principal and controls the goods and services used to fulfill the performance obligations to the customer and on a net basis where it acts as an agent.

Regarding revenue derived from audio production and talent management business, the Company did not act as an agent during the fiscal years ended September 30, 2023 and 2022. During the fiscal year ended September 30, 2023, the Company started sales of novel games as part of their Internet business. The Company evaluated the relationships with retailers and recognized revenue on a gross basis when the Company acted as principal and recognized in net when the Company acted as an agent.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities — current, and operating lease liabilities — noncurrent on the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expenses for lease payments are recognized on a straight-line basis over the lease term.

Leases with a lease term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations.

Quantitative and Qualitative Disclosure about Market Risk

Currency Risk

We transact our operating activities in Japanese yen. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. We acknowledge the recent deterioration and volatility of the Japanese yen relative to U.S. dollars, but believe we are relatively insulated from foreign exchange risk, as primarily all of our economical transactions are conducted within Japan and using Japanese yen.

Market Risk

We derive revenue primarily from animation content and other visual and entertainment mediums which feature animation or digital content. We believe the end-market demands for such content will continue to increase in the foreseeable future and believe that products such as merchandises and film adaptations that serve this demand will continue to be in demand.